

August 2, 2012

Via E-mail
Mr. Steven Campbell
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, Illinois 60631

Re: **United States Cellular Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 27, 2012
       Form 10-Q for the Quarter Ended March 31, 2012
       Filed May 4, 2012
       File No. 1-9712

Dear Mr. Campbell:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit 13.3

Consolidated Quarterly Information (Unaudited), page 73

1. Please tell us the nature of the significant decline in consolidated net income and net income attributable to US Cellular shareholders during the fourth quarters of 2010 and 2011 when compared to the preceding quarters of those years.

Form 10-Q for the Quarter Ended March 31, 2012
Goodwill and Licenses Impairment Assessment, page 30

2. Per your disclosure, the continuing weak macroeconomic conditions and financial markets and/ or the performance of U.S. Cellular's stock price in the second quarter of 2012 could require an interim impairment test of Licenses and/or Goodwill in the second quarter of 2012, possibly resulting in impairment that "could be material depending on conditions at June 30, 2012." Tell us in detail how such conditions have changed since your annual impairment test in November, 2011 and how they have affected your underlying assumptions. Tell us the nature of triggering impairment indicators which you anticipate in the second quarter of 2012 that could result in impairment that could be material. In this regard, we note on page 20 per your MD&A in the 2011 Form 10-K that the fair values of all your reporting units exceeded their respective carrying values by significant amounts ranging from 33% to 106%. Additionally, except for licenses with an aggregate carrying value of $69.5 million in units of accounting where the fair value exceeded the carrying value by amounts less than 10% of the carrying value, your disclosure appears to suggest that the remainder of the licenses had fair values that exceeded their carrying value by 10% or more. Furthermore, in your most recent quarter, you reported revenue and net income growth. Please advise us.

Part II. Other Information, page 36

3. Please disclose current developments related to the subpoena issued by the FCC's Office of Inspector General requesting information regarding receipt of Federal Universal Service Fund support relating to TDS and its affiliates, which include your Company. In this regard, we note your prior disclosure on page 22 of your Form 10-K.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director